As filed with the Securities and Exchange Commission on April 27, 2001
Registration Statement No. 333- ____

SECURITIES AND EXCHANGE COMMISSION
450 5th Street N.W.
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PFIZER INC.
(Exact name of Registrant as specified in its charter)

DELAWARE                                                                                                                                         13-5315170
(State of Incorporation)                                                                                                  (I.R.S. Employer Identification No.)

235 EAST 42ND STREET
NEW YORK, NEW YORK 10017-5755
(Address of Principal Executive Offices)

PFIZER INC. 2001 PERFORMANCE-CONTINGENT SHARE AWARD PLAN
(Full Title of the Plan)

MARGARET M. FORAN, ESQ.
PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017-5755
 (Name and Address of Agent for Service)

(212) 733-4802
 (Telephone Number of Agent for Service)
CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $.05 par value (2)	12,500,000 shs.	$ 40.79	$ 509,875,000	$ 127,469

(1). Estimated to calculate the registration fee based on the average of the high and low prices of Pfizer Inc. Common Stock for New York Stock Exchange Composite Transactions on April 24, 2001, as reported in The Wall Street Journal.

(2). Includes Pfizer Preferred Stock purchase rights which, until events specified in Pfizer's Rights Agreement occur, will not be exercisable or evidenced separately from the Common Stock.

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following are incorporated by reference:

  The Annual Report of Pfizer Inc. on Form 10-K for the year ended December 31, 2000,

  all other reports we filed under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934,

  the description of our common stock contained in our Registration Statement filed under Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed to update such description.

All documents later filed by us under Section 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, before we file a post-effective amendment that indicates all securities offered have been sold or which deregisters all securities that have not been sold, will be incorporated by reference and will be a part of this filing from the date that document was filed.

ITEM 4. DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

     The validity of the securities has been passed upon by Margaret M. Foran, Esq., Vice President and Assistant Secretary for the Company. Ms. Foran beneficially owns Common Stock and options to purchase Common Stock granted under the Pfizer Inc. Stock and Incentive Plan.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware permits a corporation to indemnify any person who is or has been a director, officer, employee or agent of the corporation or who is or has been serving as a director, officer, employee or agent of another corporation, organization or enterprise at the request of the corporation, against all liability and expenses (including, but not limited to, attorneys' fees and disbursements and amounts paid in settlement or in satisfaction of judgments or as fines or penalties) incurred or paid in connection with any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, in which he/she may be involved by reason of the fact that he/she served or is serving in these capacities, if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his/her conduct was unlawful. In the case of a claim, action, suit or proceeding made or brought by or in the right of the corporation to procure a recovery or judgment in its favor, the corporation shall not indemnify such person in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation for negligence or misconduct in the performance of his/her duty to the corporation, except for such expenses as the Court may allow. Any such person who has been wholly successful on the merits or otherwise with respect to any such claim, action, suit or proceeding or with respect to any claim, issue or matter therein, shall be indemnified as of right against all expenses in connection therewith or resulting therefrom.

     Pursuant to Article V, Section 1 of our By-Laws, we will indemnify directors and officers to the fullest extent permitted by applicable law as it presently exists or is amended. We are insured against actions taken under our By-Laws and our directors and officers are insured directly at our expense against such liabilities for which indemnification is not made. We have entered into agreements with our directors and certain of our officers requiring us to indemnify such persons to the fullest extent permitted by our By-Laws.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8. EXHIBITS

EXHIBIT

4 --                Pfizer Inc. 2001 Performance-Contingent Share Award Plan

5 --               Opinion and Consent of Margaret M. Foran, Esq., Vice President and Assistant Secretary.

23(1) --        Consent of KPMG LLP, independent certified public accountants.

23(2) --        Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

ITEM 9. UNDERTAKINGS

The Company undertakes:

  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    To include any material information about the plan of distribution not already disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be a new registration statement relating to the securities offered, and the offering of such securities at that time will be viewed as the initial bona fide offering.

  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

  that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Under the requirements of the Securities Act of 1933, the Registrant has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has caused this Registration Statement to be signed on its behalf by the authorized signer in The City of New York, State of New York, on the 27th day of April, 2001.

Pfizer Inc.
Registrant

By: /s/ C. L. Clemente

Dated: April 27, 2001                       C. L. Clemente,
                                                             Executive Vice President,
                                                             Secretary and Corporate Counsel

     Under the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ William C. Steere, Jr. (William C. Steere, Jr.)	Chairman of the Board and Director (Principal Executive Officer)	April 27, 2001
/s/ Henry A. McKinnell (Henry A. McKinnell)	Chief Executive Officer, President and Director (Principal Executive Officer)	April 27, 2001
/s/ David L. Shedlarz (David L. Shedlarz)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 27, 2001
/s/ Loretta V. Cangialosi (Loretta V. Cangialosi)	Vice President - Controller (Principal Accounting Officer)	April 27, 2001
/s/ Michael S. Brown (Michael S. Brown)	Director	April 27, 2001
/s/ M. Anthony Burns (M. Anthony Burns)	Director	April 27, 2001
(Robert N. Burt)	Director
/s/ W. Don Cornwell (W. Don Cornwell)	Director	April 27, 2001
/s/ William H. Gray, III (William H. Gray, III)	Director	April 27, 2001
/s/ Constance J. Horner (Constance J. Horner)	Director	April 27, 2001
/s/ William R. Howell (William R. Howell)	Director	April 27, 2001
/s/ Stanley O. Ikenberry (Stanley O. Ikenberry)	Director	April 27, 2001
/s/ Harry P. Kamen (Harry P. Kamen)	Director	April 27, 2001
/s/ George A. Lorch (George A. Lorch)	Director	April 27, 2001
/s/ Alex J. Mandl (Alex J. Mandl)	Director	April 27, 2001
/s/ Dana G. Mead (Dana G. Mead)	Director	April 27, 2001
/s/ John F. Niblack (John F. Niblack)	Vice Chairman and Director	April 27, 2001
/s/ Franklin D. Raines (Franklin D. Raines)	Director	April 27, 2001
/s/ Ruth J. Simmons (Ruth J. Simmons)	Director	April 27, 2001
(Michael I. Sovern)	Director
/s/ Jean-Paul Valles (Jean-Paul Valles)	Director	April 27, 2001

EXHIBIT INDEX

EXHIBIT

4 --                     Pfizer Inc. 2001 Performance-Contingent Share Award Plan

5 --                    Opinion and Consent of Margaret M. Foran, Esq., Vice President and Assistant Secretary.

23(1) --             Consent of KPMG LLP, independent certified public accountants

23(2) --             Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

EXHIBIT 4

Pfizer Inc.

2001 Performance-Contingent Share Award Plan

1. Purpose: The 2001 Performance-Contingent Share Award Plan is designed to promote the retention of key employees, to compensate such employees based on the Company's achievement of corporate performance criteria and to optimize employee motivation. The Plan emphasizes long-term compensation values over short-term pay opportunities and encourages stock retention by the Company's key employees in the face of stock market fluctuations.

2. Definitions:

      a) Committee - the Executive Compensation Committee of the Board of Directors of Pfizer Inc.

     b) Company - Pfizer Inc. and its subsidiary companies.

     c) Peer Group - an industry peer index compiled or revised by the Committee, as appropriate, that currently consists of the following companies: Abbott Laboratories, American Home Products Corp., Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Co., Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Schering-Plough Corp. and Pharmacia Corp.

     d) Performance-Contingent Shares - shares of Pfizer Inc. common stock that may be awarded under this Plan to eligible employees of the Company. For shares to be issued to any such employee, however, certain preestablished Company performance criteria must be met.

     e) Performance Period - The period for determining the Company's performance, which shall not be longer than five calendar years, nor shorter than two calendar years, as determined by the Committee. Interim phase-in periods apply to new participants and are designed to account for shorter Performance Periods within the initial five-year period. The interim phase-in awards shall provide for an award equal to the full five-year award multiplied by a fraction equal to the number of years of the phase-in divided by five (5) as follows: initial two-year period - 40% of awards; initial three-year period - 60% of awards; initial four-year period - 80% of awards; and a full five-year period - 100% of awards. However, the period for determining the Company's performance for the phase-in awards will commence at the beginning of the phase-in period.

     f) Plan - the 2001 Performance-Contingent Share Award Plan.

3. Eligibility: The 100 highest ranking employees of the Company, as determined by grade or similar leveling structure, are eligible to be granted the opportunity by the Committee to earn Performance-Contingent Shares based upon the Company's achievement of predetermined corporate performance criteria. For any and all purposes under this Plan, the term "employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Company at the time of hire as not eligible to participate in or receive benefits under the Plan, even if such ineligible person is subsequently determined to be an "employee" by any governmental or judicial authority.

4. Participation: The Committee shall select an eligible employee for participation under the Plan by delivering to such employee, prior to the start of the applicable Performance Period, an award letter that specifies the objective performance criteria and the number of Performance-Contingent Shares payable upon the attainment of such criteria. The award shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate consistent with the provisions of the Plan as herein set forth.

     Nothing in the Plan shall interfere with or limit in any way the right of the Company or any subsidiary to terminate any participant's employment at any time, nor confer upon any participant any right to continue in the employ of the Company or any subsidiary. No employee shall have the right to be selected to receive an award under this Plan or having been so selected, to be selected to receive a future award. Neither the award nor any benefits arising out of this Plan shall constitute part of a participant's employment contract with the Company or any subsidiary and, accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Company without giving rise to liability on the part of the Company or any subsidiary for severance payments. The awards under this Plan are not intended to be treated as compensation for any purpose under any other Company plan.

5. Award of Performance-Contingent Shares: The total number of shares to be awarded under the Plan is limited to 12.5 million shares of Pfizer Inc. common stock. No eligible employee will be granted Performance-Contingent Shares for more than 500,000 shares of the Company's common stock for any Performance Period consisting of five years, or as adjusted ratably for interim phase-in awards in accordance with Section 2(e) of the Plan. Actual awards will generally be a fraction of the maximum and will be correlated with awards under the Company's stock option plan. The maximum number of Performance-Contingent Shares to be awarded will be determined by the Committee each year prior to the start of the Performance Period and shall be set forth in the award letter provided to each eligible employee. The Committee has no discretion to increase the maximum award to any participant who remains at the same grade or similar leveling structure throughout the Performance Period. However, notwithstanding the preceding sentence, should a participant's responsibilities within the Company change prior to the completion of a Performance Period, the corresponding award may be adjusted to reflect the new level of responsibilities in the Committee's sole and absolute discretion.

6. Determination of Corporate Performance Formula: Awards of Performance-Contingent Shares are determined by a preestablished, non-discretionary formula comprised of two performance criteria - total shareholder return (including reinvestment of dividends) and diluted earnings per share - measured over the applicable Performance Period relative to the Peer Group. The targets under the performance formula shall be established by the Committee before the start of the Performance Period. The performance formula weighs each criterion equally. To the extent that the Company's performance exceeds the low end of the range of performance of the Peer Group in either or both of the performance criteria, a varying amount of shares up to the maximum will be earned, all as set forth in the award letter. Receipt of awards may be deferred by an employee participant in accordance with rules established by the Committee.

7. Administration of the Plan: The Plan is administered by the Committee (consisting solely of three or more outside directors, within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, who are also non-employee directors within the meaning of Rule 16b-3(b)(3)(i) of the Securities Exchange Act of 1934, as amended). In addition to preestablishing the targets under the performance formula and the number of shares awardable to each participant, the Committee must certify in writing prior to final payment of the shares that the performance criteria and other material terms of payment were, in fact, satisfied. The Committee shall make, in its sole discretion, all determinations arising in the administration, construction or interpretation of the Plan including the right to construe disputed or doubtful Plan terms and provisions, and any such determination shall be conclusive and binding on all persons, except as otherwise provided by law.

8. Termination of Employment: If a Plan participant is not employed at the end of the Performance Period due to death, disability or termination of employment following a Change in Control, as defined under Pfizer's stock option plan, a determination of shares payable, if any, to the Plan participant or his or her estate will be made, as soon as practicable, on the basis of the Company's performance during the full calendar years of the Performance Period that elapsed before the employee's termination of employment. The number of Performance-Contingent Shares to be awarded shall be determined by multiplying the Performance-Contingent Shares otherwise awardable by a fraction, the numerator of which is the number of years completed during the Performance Period before termination of employment (whole or partial), and the denominator of which is the original length of the Performance Period. If a Plan participant is not employed at the end of the Performance Period due to retirement under one of the Company's retirement plans, an award pro-rated for the number of years and months he was employed during the Performance Period may be provided, in the Committee's sole and absolute discretion, shortly after the completion of the Performance Period.

9. Recapitalization: In the event of any change in the number or kind of outstanding shares of common stock of the Company by reason of a recapitalization, merger, consolidation, reorganization, separation, liquidation, stock split, stock dividend, combination of shares or any other change in the corporate structure or shares of stock of the Company, an appropriate adjustment will be made, in accordance with applicable provisions of the Internal Revenue Code and Treasury Department rulings and regulations thereunder, in the number and kind of shares for which any awards may thereafter be granted both in the aggregate and as to each grantee, as well as in the number and kind of shares theretofore granted and the price or unit value payable. The Committee may adjust awards to preserve the benefits or potential benefits of the awards or otherwise in a manner not inconsistent with applicable provisions of the Code and regulations. Action by the Committee may include, without limitation: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding awards; and (iii) any other adjustments the Committee determines to be equitable. Any such determination shall be final and binding on all parties.

10. Amendment of Plan: The Committee shall have the right to alter, amend or revoke the Plan or any part thereof at any time and from time to time, provided, however, the Committee may not, without the approval of the holders of a majority of the outstanding Common Stock, make any alteration or amendment to the Plan which increases the maximum number of shares of Common Stock which may be issued under the Plan or the number of shares of such stock which may be issued to any one participant.

EXHIBIT 5

[LETTERHEAD OF MARGARET M. FORAN]

April 27, 2001

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Pfizer Inc.:

     In connection with the Registration Statement on Form S-8 relating to 12,500,000 shares of Common Stock of Pfizer Inc. under the Pfizer Inc. 2001 Performance-Contingent Share Award Plan (the "Plan"), it is my opinion that:

     All necessary corporate proceedings have been taken to authorize the issuance of the shares under the Plan, and all such shares, upon issuance in accordance with the Plan, will be validly issued and outstanding and fully paid and non-assessable.

     In preparing this opinion, I have examined certificates of public officials, certificates of officers and copies certified to my satisfaction of such corporate documents and records of the Company and such other documents as I have thought relevant and necessary as a basis for my opinion. I have relied on such certificates in connection with the accuracy of actual matters contained in such documents that were not independently established.

     I consent to the use of this opinion in the Registration Statement and to the reference to my name under the heading "Legal Opinion" in the Prospectus. In giving such consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Margaret M. Foran

MARGARET M. FORAN

EXHIBIT 23(1)

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Pfizer Inc.:

     We consent to incorporation by reference in this registration statement on Form S-8 of our audit report dated February 22, 2001, on the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2000, and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, which report appears in the December 31, 2000 Annual Report on Form 10-K of Pfizer Inc.

/s/ KPMG LLP
KPMG LLP

New York, New York
April 27, 2001

EXHIBIT 23(2)

CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated January 24, 2000, except for Note 6, as to which the date is February 7, 2000, relating to the financial statements of Warner-Lambert Company, not separately presented herein. This report is incorporated by reference in the Annual Report of Pfizer Inc. on Form 10-K for the year ended December 31, 2000.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Florham Park, NJ
April 27, 2001